As filed with the Securities and Exchange Commission on June 28, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Magma Design Automation, Inc.

(Name of Subject Company (Issuer))

Magma Design Automation, Inc.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

559181102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Beth Roemer, Esq.

Vice President, General Counsel and Secretary

Magma Design Automation, Inc.

5460 Bayfront Plaza

Santa Clara, California 95054

(408) 565-7500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Horace L. Nash, Esq.

Fenwick & West LLP

801 California St.

Mountain View, CA 94041

Telephone: (650) 335-7970

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,336,694	$275.03

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,112,201 shares of common stock of Magma Design Automation, Inc., which options have an approximate aggregate value of $2,336,694, will be exchanged pursuant to this Offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model, as of April 25, 2005.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of the aggregate value of this transaction

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP No. 559181102

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the headings “Summary of Terms – Overview” and “Summary of Terms – Questions and Answers” in the Offer to Exchange Outstanding Options to Purchase Common Stock, filed as Exhibit 99(a)(1) hereto (the “Offer to Exchange”), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Magma Design Automation, Inc., a Delaware corporation (“Magma”), the address of its principal executive office is 5460 Bayfront Plaza, Santa Clara, California 95054 and the telephone number of its principal executive office is (408) 565-7500.

(b) Securities. This Schedule TO relates to an offer by Magma to exchange all outstanding options to purchase shares of Magma’s common stock that have an exercise price equal to or greater than $10.50 per share (“Eligible Options”) for new options to purchase shares of Magma’s common stock (“Replacement Options”), on the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of common stock subject to the Replacement Options will be equal to the (i) the number of shares subject to the Eligible Options that are accepted for exchange and cancelled, divided by (ii) the applicable exchange ratio as set forth in the Offer to Exchange. Approximately 6.1 million shares are issuable upon exercise of Eligible Options. If all Eligible Options are accepted for exchange and cancellation pursuant to the Offer to Exchange, Replacement Options exercisable for approximately 4.3 million shares of common stock will be issued. The information set forth in the Offer to Exchange under “Summary of Terms - Overview,” “Summary of Terms – Questions and Answers”, Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The information set forth under Item 2(a) above and in Appendix A of the Offer to Exchange (“Information about the Directors and Executive Officers of Magma”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary of Terms—Overview,” “Summary of Terms – Questions and Answers”, Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Eligible Options for Exchange”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”), Section 6 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 10 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Terms of the Offer Specific to Eligible Employees Employed Outside the United States”), Section 14 (“Extension of this Offer; Termination; Amendment”) and Appendix B of the Offer to Exchange (“A Guide to International Issues”) is incorporated herein by reference.

(b) Purchases. Magma’s executive officers and directors are not eligible to exchange stock options pursuant to the offer. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary of Terms -Overview”, “Summary of Terms – Questions and Answers” and Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 10 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c) Plans. The Company from time to time evaluates strategic acquisitions, including acquisitions which contemplate the issuance of shares of our stock to target company shareholders, and will continue to do so in the future. The information set forth in the Offer to Exchange under Section 9 (“Interest of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 6 (“Conditions of this Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. Item 8 (“Consolidated Financial Statements and Supplementary Data”) of Magma’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed on June 14, 2005, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 16 (“Information about Magma”), Section 17 (“Risk Factors”), Section 18 (“Forward-Looking Statements), and Section 19 (“Additional Information”) is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2005

MAGMA DESIGN AUTOMATION, INC.

By:	/s/ Gregory C. Walker
Name:	Gregory C. Walker
Title:	Senior Vice President-Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number		Incorporated by Reference				Filed Herewith
	Exhibit Description	Form	File No.	Exhibit	Filing Date
99(a)(1)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005, including Transmittal Letter, form of Election to Participate and form of Notice of Withdrawal					X

99(a)(2)	Press Release issued April 21, 2005 announcing proposed stock option exchange program	8-K	000-33213	99.1	April 21, 2005

99(a)(3)	Email sent on April 21, 2005 to Magma employees from Rajeev Madhavan, Magma Chairman and Chief Executive Officer, announcing proposed stock option exchange program and including a list of Questions and Answers regarding the program	8-K	000-33213	99.2	April 21, 2005

99(a)(4)	Email to Magma employees distributed on June 22, 2005 announcing stockholder approval of stock option exchange program	TO-C	005-77999	99.1	June 23,2005

99(a)(5)	Preliminary Proxy Statement	14A	000-33213	N/A	May 6, 2005

99(a)(6)	Definitive Proxy Statement	14A	000-33213	N/A	May 17, 2005

99(a)(7)	Annual Report on Form 10-K for the fiscal year ended March 31, 2005	10-K	000-33213	N/A	June 14, 2005

99(a)(8)	Magma’s 2001 Stock Incentive Plan, as amended	10-Q	000-33213	10.1	November 14, 2003

99(a)(9)	Form of Notice of Stock Option Award and Stock Option Agreement pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for U.S. employees)	10-Q	000-33213	10.2	February 9, 2005

9(a)(10)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for international employees)					X

99(d)(1)	Form of Notice of Stock Option Award for grants pursuant to Magma’s 2001 Stock Incentive Plan (for Executive Officers)	8-K	000-33213	10.4	December 27, 2004

99(d)(2)	Form of Notice and Agreement for Restricted Share Award grants pursuant to Magma’s 2001 Stock Incentive Plan (for Executive Officers)	8-K	000-33213	10.3	December 27, 2004

99(d)(3)	Magma’s 2001 Employee Stock Purchase Plan, as amended	S-8	333-112326	99.2	January 30, 2004

99(d)(4)	Magma 2005 Key Contributor Long-Term Incentive Plan, including form of Award Statement	8-K	000-33213	10.1	December 27, 2004

99(d)(5)	1998 Stock Incentive Plan	S-1	333-60838	10.4	May 14, 2001

Exhibit Number		Incorporated by Reference
	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
99(d)(6)	Form of Stock Option Agreement in connection with Magma’s 1998 Stock Incentive Plan	S-1/A	333-60838	10.10	August 14, 2001

99(d)(7)	Form of Amendment to Stock Option Agreement in connection with the Magma’s 1998 Stock Incentive Plan	S-1/A	333-60838	10.11	August 14, 2001

99(d)(8)	Stock Option Agreement entered into between Magma and Rajeev Madhavan dated September 29, 2000	S-1/A	333-60838	10.8	August 14, 2001

99(d)(9)	Stock Option Agreement entered into between Magma and Rajeev Madhavan dated September 29, 2000	S-1/A	333-60838	10.9	August 14, 2001

99(d)(10)	Stock Option Agreement entered into between Magma and Roy E. Jewell dated March 30, 2001	S-1/A	333-60838	10.13	August 14, 2001

99(d)(11)	Form of Stock Option Agreement for agreements between Magma and Roy E. Jewell dated March 30, 2001	S-1/A	333-60838	10.14	August 14, 2001